EXHIBIT 1

RedHill Biopharma Reports Results for the Third Quarter of 2015

Key Highlights Include:

  A strong cash position of approximately $64 million at the end of the third quarter of 2015 following the Company's July 2015 public offering in the U.S. with gross proceeds of $44.5 million
  Recent key milestones include the first European marketing approval of RIZAPORT™ announced today, positive top-line results from the Phase I study with YELIVA™ (ABC294640) in advanced solid tumors and the initiation of a Phase I/II study with YELIVA™ for diffuse large B-cell lymphoma
  RedHill continues to advance the ongoing Phase III studies with RHB-104 for Crohn's disease and with BEKINDA™ for acute gastroenteritis
  Upcoming milestones include the planned initiation of a confirmatory Phase III study with RHB-105 for H. pylori eradication, following a planned meeting with the FDA to discuss the path to approval for this potential blockbuster drug, the planned initiation of Phase II studies with BEKINDA™ for IBS-D and with YELIVA™ for multiple myeloma, as well as top-line interim results from the Phase IIa study with RHB-104 for multiple sclerosis, expected by early 2016

TEL-AVIV, Israel, Nov. 9, 2015 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) ("RedHill" or the "Company"), an Israeli biopharmaceutical company primarily focused on late clinical-stage, proprietary, orally-administered, small molecule drugs for inflammatory and gastrointestinal diseases, including cancer, today announced its financial results for the quarter ended September 30, 2015.

Financial highlights for the third quarter and for the nine months ended September 30, 2015:

Revenues for the nine months ended September 30, 2015 were immaterial compared to revenues of approximately $7.0 million for the nine months ended September 30, 2014, which resulted mainly from an upfront payment of $7.0 million received from Salix Pharmaceuticals, Inc. ("Salix") for the out-licensing of RedHill's RHB-106 encapsulated bowel preparation and related rights received in 2014.

Cost of Revenues for the nine months ended September 30, 2015 was immaterial compared to approximately $1.0 million for the nine months ended September 30, 2014, which resulted from a payment of $1.0 million to Giaconda Limited, triggered by the Salix licensing transaction in 2014.

Research and Development Expenses, net for the quarter ended September 30, 2015 were approximately $3.9 million, compared to approximately $4.1 million in the quarter ended September 30, 2014. Research and Development Expenses, net for the nine months ended September 30, 2015 were approximately $12.8 million, compared to approximately $9.0 million for the nine months ended September 30, 2014. The increase in the nine months ended September 30, 2015 was mainly due to an increase in expenses related to the ongoing Phase III studies with RHB-104 (Crohn's disease), RHB-105 (H. pylori) and BEKINDA™ (gastroenteritis and gastritis).

General and Administrative Expenses for the quarter ended September 30, 2015 were approximately $0.7 million, compared to approximately $0.9 million in the quarter ended September 30, 2014. The decrease was mainly due to a reduction in share-based compensation. General and Administrative Expenses for the nine months ended September 30, 2015 were approximately $2.4 million, compared to approximately $2.9 million for the nine months ended September 30, 2014. Thehigher expenses during the comparable period in 2014 were mainly due to professional fees associated with the January 2014 private placement.

Operating Loss for the quarter ended September 30, 2015 was approximately $4.6 million, compared to approximately $5.0 million in the quarter ended September 30, 2014. Operating Loss for the nine months ended September 30, 2015 was approximately $15.2 million, compared to approximately $5.8 million in the nine months ended September 30, 2014. The increase was mainly due to higher Research and Development Expenses and to immaterial revenues during the current period compared to the $7.0 million revenues during the comparable period in 2014..

Financing Income, net for the quarter ended September 30, 2015 were approximately $1.3 million, compared to approximately $0.8 million in the quarter ended September 30, 2014. The increase was mainly due to non-cash financing income of $1.3 million that resulted from the revaluation of warrants to investors presented at fair value under the Company's derivative financial instruments.

Net Cash Used in Operating Activities for the quarter ended September 30, 2015 was approximately $3.7 million, compared to approximately $3.8 million in the quarter ended September 30, 2014. Net Cash Used in Operating Activities for the nine months ended September 30, 2015 was approximately $11.8 million, compared to approximately $6.3 million in the nine months ended September 30, 2014. The increase was mainly due to a higher Operating Loss.

Net Cash Used by Investment Activities for the nine months ended September 30, 2015 was approximately $1.1 million, compared to approximately $17.8 million in the nine months ended September 30, 2014. The decrease was mainly due to investments of cash in bank deposits in the amount of $17 million during the nine months ended September 30, 2014.

Net Cash Provided by Financing Activities for the quarter ended September 30, 2015 was approximately $41.5 million, mainly due to the July 2015 public offerings, compared to immaterial Net Cash Provided by Financing Activities in the quarter ended September 30, 2014. Net Cash Provided by Financing Activities for the nine months ended September 30, 2015 was approximately $54.8 million, mainly due to the February and July 2015 public offerings, compared to approximately $24.4 million for the nine months ended September 30, 2014, mainly from two private placements and the exercise of warrants during the first quarter of 2014.

Cash Balance1 as of September 30, 2015 was approximately $64.2 million,compared to $26.6 million as of June 30, 2015. The increase was due to the July 2015 public offering.

Ori Shilo, Deputy CEO, Finance and Operations, said: "We are very pleased with our financial and operational results for the third quarter of 2015. Following our recent public offering, we strengthened our cash position to approximately $64 million at the end of the quarter. Our solid cash position allows us to continue the development of our advanced development pipeline, including the ongoing Phase III studies with BEKINDA™ for gastroenteritis and with RHB-104 for Crohn's disease, and to conduct a confirmatory Phase III study with RHB-105 for H. pylori eradication. During the quarter we generated more data from the successful RHB-105 first Phase III study for H. pylori, further supporting the potential superior efficacy of RHB-105 over standard-of-care therapies and we intend to hold a meeting with the FDA to present the Phase III data and to discuss the path to approval. Earlier today, we announced that we have received the first marketing approval for RIZAPORT™ for the treatment of acute migraines in Europe. This is a very significant milestone for RedHill and we are continuing our discussions with potential commercialization partners for Europe, the U.S. and additional territories. We are also advancing the development program for our promising novel oncology drug candidate YELIVA™, with recently announced positive results from the Phase I study for advanced solid tumors and the recent initiation of a Phase I/II for diffuse large B-cell lymphoma. The YELIVA™ development program is supported by various grants from the National Cancer Institute, including a $2 million grant supporting a Phase I/II study for multiple myeloma, planned to be initiated by early 2016."

Recent operational highlights:

  On November 9, 2015, the Company, together with IntelGenx Corp. ("IntelGenx"), announced that the Federal Institute for Drugs and Medical Devices of Germany (BfArM) granted marketing authorization of RIZAPORT™ (RHB-103) 5mg and 10mg, an oral thin film formulation of rizatriptan benzoate for the treatment of acute migraines. The national approval of RIZAPORT™ in Germany was granted under the European Decentralized Procedure (DCP), in which Germany served as the Reference Member State. This authorization is the first national marketing approval of RIZAPORT™. Marketing authorization in Luxemburg, the Concerned Member State, is expected to follow. RedHill and IntelGenx intend to continue to work together to obtain national phase approvals in other European DCP territories.
  On October 26, 2015, the Company announced positive top-line results from the Phase I study with YELIVA™ (ABC294640) in patients with advanced solid cancers. The study successfully met its primary and secondary endpoints, providing key information about the drug's safety, toxicities, pharmacokinetics (PK) and pharmacodynamics (PD), supporting the ongoing and planned Phase II studies with YELIVA™ (ABC294640), a proprietary, first-in-class, orally-administered sphingosine kinase-2 (SK2) selective inhibitor. The results demonstrated that YELIVA™ (ABC294640) can be safely administered to cancer patients at doses that provide circulating drug levels that are predicted to have therapeutic activity, based on levels required in preclinical models. The first-in-human Phase I study treated 21 patients with advanced solid tumors, the majority of which were gastrointestinal cancer patients, including pancreatic, colorectal and cholangiocarcinoma cancers.
  On October 22, 2015, the Company announced that the U.S. National Cancer Institute (NCI) has awarded Apogee Biotechnology Corporation ("Apogee") a $225,000 Small Business Innovation Research Program (SBIR) grant to support a pre-clinical study with YELIVA™ (ABC294640) for the treatment of prostate cancer. RedHill acquired from Apogee the exclusive worldwide rights to YELIVA™ (ABC294640) in March 2015. The NCI grant is intended to support additional studies with YELIVA™ (ABC294640) to determine its therapeutic efficacy in in vitro and in vivo models of prostate cancer in combination with radiotherapy.
  On October 14, 2015, the Company announced that, following a meeting with the U.S. FDA regarding the development path for BEKINDA™, the Company filed a protocol amendment to the BEKINDA™ Phase III gastroenteritis study's approved IND to increase data collection and to conduct, among other things, additional safety tests. RedHill also reported that it expects to receive top-line results from the Phase III study in mid-late 2016 and believes that, subject to achieving highly significant positive results, the expanded Phase III study for gastroenteritis and gastritis may be sufficient as a single study to support the filing of a marketing application for BEKINDA™ for this indication in both the U.S. and Europe. RedHill further announced that it is initiating a new gastrointestinal development program with a new formulation of BEKINDA™ for the treatment of irritable bowel syndrome with diarrhea (IBS-D), with a Phase II study planned to be initiated by early 2016, subject to fulfillment of all regulatory requirements. The Company also announced that the FDA's feedback from the recent meeting also indicated that additional clinical data is required to support a U.S. New Drug Application (NDA) with BEKINDA™ for oncology support indications under the 505(b)(2) regulatory path. Further development for oncology support indications will be decided as data from the ongoing and planned efficacy studies with BEKINDA™ for gastroenteritis and IBS-D becomes available, and once RedHill receives additional regulatory feedback from the MHRA with regard to the European Marketing Authorization Application (MAA) that was filed in December 2014 for oncology support indications.
  On September 9, 2015, the Company announced that the NCI awarded a $2 million SBIR grant to Apogee to support the planned Phase II study with YELIVA™ (ABC294640) for the treatment of refractory or relapsed multiple myeloma. The grant covers a three year period and was awarded to Apogee in conjunction with Duke University. A Phase I/II study with YELIVA™ (ABC294640) for the treatment of refractory or relapsed multiple myeloma is planned to be initiated by early 2016. The study will be conducted at Duke University Medical Center and has received Institutional Review Board (IRB) approval from Duke University Health Sciences (DUHS IRB).
  On September 8, 2015, the Company announced additional supportive data from the first Phase III study with RHB-105 for the eradication of H. pylori. Results from the subsequent open-label treatment of patients in the placebo arm with standard-of-care (SoC) therapy for persistent H. pylori infection demonstrated a 63% eradication rate with SoC. These results further support the potential superior efficacy of RHB-105 over SoC and validate the use of the historical SoC efficacy threshold of 70% implemented in the Phase III study as the control for the study's primary endpoint. RedHill announced in June 2015 positive top-line results from the ERADICATE Hp Phase III study demonstrating 89.4% efficacy in eradicating H. pylori infection with RHB-105 meeting its primary endpoint with high statistical significance (p<0.001).
  On July 27, 2015, the Company announced that it had received confirmation from Salix Pharmaceuticals Ltd., recently acquired by Valeant Pharmaceuticals International, Inc., (NYSE/TSX: VRX), that it is continuing the development of RedHill's RHB-106 tasteless solid oral formulation bowel preparation development program. RedHill and Salix entered into an exclusive license agreement in February 2014, under which Salix acquired the worldwide exclusive rights to RedHill's RHB-106 encapsulated formulation for bowel preparation and rights to other purgative developments.
  On July 22, 2015, the Company closed an underwritten public offering, which included an over-allotment option exercised by the underwriters of 277,143 American Depository Shares ("ADSs"), for a total of 2,739,143 ADSs, each representing 10 of its ordinary shares, at an offering price of $16.25 per ADS. Gross proceeds from the public offering were approximately $44.5 million, before underwriting discounts and commissions and other offering expenses. Investors in the offering included Broadfin Capital LLC, Visium Asset Management, Special Situations Funds, funds managed by Sabby Management LLC, Longwood Capital Partners LLC, Menora Mivtachim and others. Nomura and Roth Capital Partners actedas joint book-running managers. MLV & Co. and H.C. Wainwright & Co. acted as co-managers for the offering.
  On July 6, 2015, the Company announced that it had received regulatory authorization to commence patient enrollment in Australia and New Zealand for its ongoing Phase III study with RHB-104 for Crohn's disease (the MAP US study), and had commenced patient screening in New Zealand. The MAP US first Phase III study is currently ongoing in the U.S. and additional countries, with interim analysis of the study expected in the second half of 2016, after half of the 270 patients expected to be enrolled in the study will have completed 26 weeks of treatment. RedHill also announced in July 2015 that it had received two notices of allowance from the United States Patent and Trademark Office (USPTO) regarding two patent applications covering RHB-104, which are expected to be valid through 2029.

Conference Call and Webcast Information:

The Company will host a conference call on Monday, November 9, 2015, at 9:00 am EST to review the financial results and business highlights.

To participate in the conference call, please dial the following numbers five to ten minutes prior to the start of the call: United States: +1-877-280-1254; International: +1-212-444-0412; and Israel: +972-3-721-9510. The access code for the call is 7362435.

The conference call will be broadcasted live and available for replay on the Company's website, http://ir.redhillbio.com/events.cfm, for 30 days. Please access the Company's website at least 15 minutes ahead of the conference to register, download, and install any necessary audio software.

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company primarily focused on the development of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of inflammatory and gastrointestinal diseases, including cancer. RedHill's current pipeline of proprietary products includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful top-line results from a first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study; (iii) BEKINDA™ (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study in the U.S. for acute gastroenteritis and gastritis and a European marketing application for chemotherapy and radiotherapy-induced nausea and vomiting submitted in December 2014; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) YELIVA™ (ABC294640) - an orally-administered first-in-class SK2 selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications with a Phase I/II study initiated for refractory/relapsed diffuse large B-cell lymphoma (DLBCL); (vi) MESUPRON® - a Phase II-stage first-in-class uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumors; (vii) RP101 - currently subject to an option-to-acquire by RedHill, RP101 is a Phase II-stage first-in-class Hsp27 inhibitor, administered by oral tablet, targeting pancreatic and other gastrointestinal cancers; (viii) RIZAPORT™ (RHB-103) - an oral thin film formulation of rizatriptan for the treatment of acute migraines with a U.S. NDA currently under discussion with the FDA and marketing authorization received in Germany in October 2015; and (ix) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing; (xi) competitive companies and technologies within the Company's industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2015. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

1 Including cash, bank deposits and short-term investments.

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
	U.S. dollars in thousands
REVENUES:
Licensing revenue	--	--	--	7,000
Other revenue	1	4	3	13
TOTAL REVENUES	1	4	3	7,013
COST OF REVENUE	--	--	--	1,050
RESEARCH AND DEVELOPMENT EXPENSES, net	3,901	4,103	12,820	8,996
GENERAL AND ADMINISTRATIVE EXPENSES	692	912	2,420	2,900
OTHER INCOME	--	--	--	100
OPERATING LOSS	4,592	5,011	15,237	5,833
FINANCIAL INCOME	1,420	1,146	889	637
FINANCIAL EXPENSES	120	371	182	187
FINANCIAL INCOME, net	1,300	775	707	450
LOSS AND COMPREHENSIVE LOSS	3,292	4,236	14,530	5,383

LOSS PER ORDINARY SHARE, (U.S. dollars) BASIC	0.03	0.05	0.14	0.06
DILUTED	0.04	0.06	0.14	0.07

The accompanying notes are an integral part of these condensed financial statements.

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	September 30 December 31
	2015	2014
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	47,583	5,892
Bank deposits	16,559	17,053
Prepaid expenses and receivables	1,231	3,074
	65,373	26,019
NON-CURRENT ASSETS:
Bank deposits	76	76
Fixed assets	133	146
Intangible assets	6,160	2,615
	6,369	2,837
TOTAL ASSETS	71,742	28,856

CURRENT LIABILITIES:
Accounts payable and accrued expenses	2,145	1,720
Intangible assets payable	2,000	--
	4,145	1,720

NON-CURRENT LIABILITIES:
Derivative financial instruments	1,403	2,125
TOTAL LIABILITIES	5,548	3,845
EQUITY:
Odinary shares	343	240
Additional paid-in capital	120,587	65,461
Warrants	1,057	1,528
Accumulated deficit	(55,793)	(42,218)
TOTAL EQUITY	66,194	25,011
TOTAL LIABILITIES AND EQUITY	71,742	28,856

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Ordinary shares	Additional paid-in capital	Warrants	Accumulated deficit	Total equity
	U.S. dollars in thousands
BALANCE AT JULY 1, 2015	271	79,135	1,057	(52,840)	27,623

CHANGES IN THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2015:
Share-based compensation to employees and service providers	--	--	--	339	339
Issuance of ordinary shares	72	41,414	--	--	41,486
Exercise of options into ordinary shares	*	38	--	--	38
Comprehensive loss	--	--	--	(3,292)	(3,292)
BALANCE AT SEPTEMBER 30, 2015	343	120,587	1,057	(55,793)	66,194

BALANCE AT JULY 1, 2014	240	65,447	1,528	(33,536)	33,679

CHANGES IN THE THREE MONTHS PERIOD ENDED SEPTEMBER 30, 2014:
Share-based compensation to employees and service providers	--	--	--	482	482
Exercise of options into ordinary shares	*	14	--	--	14
Comprehensive loss	--	--	--	(4,236)	(4,236)
BALANCE AT SEPTEMBER 30, 2014	240	65,461	1,528	(37,290)	29,939

* Represents amount less than $1 thousand.

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Ordinary shares	Additional paid-in capital	Warrants	Accumulated deficit	Total equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2015	240	65,461	1,528	(42,218)	25,011
CHANGES IN THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2015:
Share-based compensation to employees and service providers	--	--	--	955	955
Exercise of options into ordinary shares	*	74	--	--	74
Issuance of ordinary shares and warrants	103	54,581	--	--	54,684
Warrants expiration	--	471	(471)	--	--
Comprehensive loss	--	--	--	(14,530)	(14,530)
BALANCE AT SEPTEMBER 30, 2015	343	120,587	1,057	(55,793)	66,194
BALANCE AT JANUARY 1, 2014	174	43,144	1,867	(33,260)	11,925
CHANGES IN THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2014:
Share-based compensation to employees and service providers	--	--	--	1,353	1,353
Exercise of warrants and options into ordinary shares, net	11	5,696	(702)	--	5,005
Issuance of ordinary shares and warrants	55	15,927	1,057	--	17,039
Warrants expiration	--	694	(694)	--	--
Comprehensive loss	--	--	--	(5,383)	(5,383)
BALANCE AT SEPTEMBER 30, 2014	240	65,461	1,528	(37,290)	29,939

* Represents amount less than $1 thousand.

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(3,292)	(4,236)	(14,530)	(5,383)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	339	482	955	1,353
Depreciation	9	6	26	19
Cost of out-licensing of intangible assets	--	--	--	50
Fair value gains on derivative financial instruments through profit or loss	(1,343)	(1,093)	(722)	(559)
Revaluation of bank deposits	(16)	(12)	(6)	(20)
Exchange differences in respect of cash and cash equivalents	83	323	136	109
	(928)	(294)	389	952
Changes in assets and liability items:
Decrease (increase) in prepaid expenses and receivables	341	(149)	1,843	(2,030)
Increase in accounts payable and accrued expenses	133	875	500	169
	474	726	2,343	(1,861)
Net cash used in operating activities	(3,746)	(3,804)	(11,798)	(6,292)
INVESTING ACTIVITIES:
Purchase of fixed assets	(6)	(4)	(13)	(34)
Purchase of intangible assets	(45)	(1,020)	(1,620)	(1,020)
Change in investment in current bank deposits	(7,500)	--	(9,500)	(7,000)
Purchase of non-current bank deposits	--	--	--	(10,000)
Maturity of non-current bank deposits	10,000	--	10,000	--
Proceeds from sale of financial assets at fair value through profit or loss	--	--	--	243
Net cash provided by (used in) investing activities	2,449	(1,024)	(1,133)	(17,811)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and derivative financial instruments, net	41,486	--	54,684	19,364
Exercise of warrants and options into ordinary shares, net	38	14	74	5,005
Net cash provided by financing activities	41,524	14	54,758	24,369
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	40,227	(4,814)	41,827	266
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(83)	(323)	(136)	(109)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,439	17,145	5,892	11,851
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	47,583	12,008	47,583	12,008
Supplementary information on interest received in cash	87	62	167	77
Supplementary information on investing activities not involving cash flows -- purchase of intangible assets	--	--	2,000	--
CONTACT: Company contact:
         Adi Frish
         Senior VP Business Development &
         Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         IR contact (U.S.):
         Marcy Nanus
         Senior Vice President
         The Trout Group
         +1-646-378-2927
         Mnanus@troutgroup.com